SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                             Schedule 13D

                Under the Securities Exchange Act of 1934
                           (Amendment No. 3)

                            CML Group, Inc.
                           (Name of Issuer)

                    Common Stock, $.10 par value
                   (Title of Class of Securities)

                              125820100
                            (CUSIP Number)

                            Paul A. Soden
                Senior Vice President and General Counsel
                  The Reader's Digest Association, Inc.
                      Pleasantville, NY  10570-7000
             (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)


                  (Date of Event which Requires Filing
                          of this Statement)
                             May 23, 1995

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box [    ].

Check the following box if a fee is being paid with the statement [    ].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

CUSIP No.  12-5820100

1)	Names of Reporting Persons S.S. or I.R.S. Identification Nos. of
   Above Persons

   The Reader's Digest Association, Inc.

2)	Check the Appropriate Box if a Member of a Group:	(a)  [    ]	(b)  [    ]

3)	SEC Use Only

4)	Source of Funds:  WC

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to
   Items 2(d) or 2(e)    [    ]

6)	Citizenship or Place of Organization:  Delaware

Number of Shares Beneficially Owned by Each Reporting Person With

  7)	Sole Voting Power

     1,958,850

  8)	Shared Voting Power

  9)	Sole Dispositive Power

     1,958,850

  10)Shared Dispositive Power

11)	Aggregate Amount Beneficially Owned By Each Reporting Person

    1,958,850

12)	Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares   [    ]

13)	Percent of Class Represented by Amount in Row (11)

    3.9

14)	Type of Reporting Person:  CO

Item 1.	Security and Issuer.
       	This Statement relates to the Common Stock, $.10 par value ("CML Common Stock"), of CML Group, Inc. ("CML"), a Delaware corporation. The principal executive offices of CML are located at 524 Main Street, Acton, Massachusetts 01720.

Item 2.	Identity and Background.
       	This Statement is being filed by The Reader's Digest
Association, Inc., a Delaware corporation primarily engaged in publishing and direct marketing ("RDA") with its principal business and offices at Pleasantville, New York 10570.
       	The name, citizenship, business address, and present principal occupation or employment or each executive officer and director of RDA, and of each of the executive officers and directors of the DeWitt Wallace-Reader's Digest Fund, Inc. and the Lila-Wallace Reader's Digest Fund, Inc. (collectively, the "Wallace-Reader's Digest Funds"), as well as the name, principal business and address of the corporation or organization in which such occupation or employment is conducted, are set forth in Attachment 1 to this Statement.
       	During the last five years, neither RDA, nor to the best of RDA's knowledge, any executive officer or director of RDA or either of the Wallace-Reader's Digest Funds or any executive officer or director of either of the Wallace-Reader's Digest Funds (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.
       	RDA purchased various securities of CML on March 1, 1979, June 25, 1980 and June 18, 1981 for an aggregate consideration of $5,329,500, which, after conversions, stock splits, and dispositions, have yielded the shares of CML Common Stock referred to in Item 5 of this Statement. RDA obtained the funds for the acquisition of such securities from its general corporate funds.

Item 4.	Purpose of Transaction.
       	RDA is holding the securities of CML described in Item 5 for investment. RDA intends to review on a continuing basis its investment in CML, and may, depending on the business and prospects of CML, market conditions and other investment considerations, determine to purchase additional shares of CML Common Stock for investment, or decrease or dispose of its interest in CML, at such prices and terms and in such manner as it may deem advisable.

Item 5.	Interest in Securities of the Issuer.
       	RDA owns directly 1,958,850 shares of CML Common Stock and has engaged in the transactions in CML Common Stock during the past 60 days shown on Attachment 2 to this Statement. Except as shown on Attachment 2 to this Statement, none of the executive officers or directors of RDA, neither of the Wallace-Reader's Digest Funds, and none of the executive officers or directors of either of the Wallace-Reader's Digest Funds owns directly any shares of CML Common Stock or has engaged in any transactions in such securities during the past 60 days.


Item 6.	Contracts, Arrangements, Understandings or Relationships
        With Respect to Securities of the Issuer.
       	Neither RDA nor, to the best of RDA's knowledge, any executive officer or director of RDA, or either of the Wallace-Reader's Digest Funds or any executive officer or director of either of the Wallace-Reader's Digest Funds has any contract, arrangement, understanding or relationship with each other or any other person with respect to the securities of CML.

Item 7.	Material to be Filed as Exhibits.
       	None.

Signature.
       	After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  June 15, 1995
                                  THE READER'S DIGEST ASSOCIATION, INC.



                                  By          MILAN KOFOL
                                      	        Milan Kofol
                                      Vice President and Treasurer



                     THE READER'S DIGEST ASSOCIATION, INC.

                                Attachment 1
                                    to
                       Schedule 13D re CML Group, Inc.


I.	The following table sets forth certain information concerning each of the directors of The Reader's Digest Association, Inc. ("RDA"). Unless otherwise specified herein, the business address of The Reader's Digest Association, Inc. is Pleasantville, NY 10570.

Name:               			William G. Bowen
Citizenship: 			       United States of America
Principal Occupation: 	President, The Andrew W. Mellon 	Foundation
Business Address:  			 The Andrew W. Mellon Foundation, 140 	East 62nd
                       Street, New York, NY  10021

Name:               			Lynne V. Cheney
Citizenship: 			       United States of America
Principal Occupation: 	W.H. Brady, Jr. Distinguished Fellow,
                       American Enterprise Institute 	for Public
                       Policy Research
Business Address: 			  American Enterprise Institute for Public
                       Policy Research, 1150 17th Street, N.W.,
                       Washington, D.C.  20036

Name:               			M. Christine DeVita
Citizenship: 			       United States of America
Principal Occupation: 	President, DeWitt Wallace-Reader's	Digest Fund, Inc.
                    			President, Lila Wallace-Reader's Digest 	Fund, Inc.
Business Address: 		  	DeWitt Wallace-Reader's Digest Fund, 	Inc., Two Park
                       Avenue, New York, NY  	10016
                    			Lila Wallace-Reader's Digest Fund, Inc.,
                       Two Park Avenue, New York, NY  10016

Name:               			George V. Grune
Citizenship: 			       United States of America
Principal Occupation: 	Chairman of the Board, RDA
Business Address: 			  The Reader's Digest Association, Inc.

Name:               			Melvin R. Laird
Citizenship: 			       United States of America
Principal Occupation: 	Vice President & Senior Counsellor, 	RDA
Business Address: 			  The Reader's Digest Association, Inc.,
                       1730 Rhode Island Avenue, N.W., Suite 212,
                       Washington, D.C.  20036

Name:                		James E. Preston
Citizenship: 		        United States of America
Principal Occupation: 	Chairman and Chief Executive Officer, Avon Products, Inc.
Business Address: 		   Avon Products, Inc., 9 West 57th Street,
                       New York, NY  10019

Name: 		               James P. Schadt
Citizenship: 		        United States of America
Principal Occupation: 	President and Chief Executive Officer, RDA
Business Address: 		   The Reader's Digest Association, Inc.

Name:                		Robert G. Schwartz
Citizenship: 	        	United States of America
Principal Occupation: 	Director, Metropolitan Life Insurance Company
Business Address: 	   	Metropolitan Life Insurance Company, MetLife Building,
                       200 Park Avenue, Suite 5700, New York, NY  10166

Name:                		Walter V. Shipley
Citizenship: 	        	United States of America
Principal Occupation: 	Chairman & Chief Executive Officer, Chemical Banking
                       Corporation
Business Address: 		   Chemical Banking Corporation, 270 Park Avenue,
                       New York, NY  10017-2070

Name:                		C.J. (Pete) Silas
Citizenship: 		        United States of America
Principal Occupation: 	Retired Chairman & Chief Executive Officer,
                       Phillips Petroleum Company
Business Address: 		   Phillips Petroleum Company, P.O. Box 2127,
                       Bartlesville, OK  74005-2127


II.	The following table sets forth certain information concerning each of the executive officers of The Reader's Digest Association, Inc. ("RDA"). The business address of each executive officer is:
The Reader's Digest Association, Inc., Pleasantville, NY,  10570.

Name:                		Kenneth A. Gordon
Citizenship: 		        United States of America
Principal Occupation: 	Executive Vice President and President,
                       Reader's Digest U.S.A.

Name:                		Joseph M. Grecky
Citizenship: 		        United States of America
Principal Occupation: 	Senior Vice President, Human Resources

Name:                		George V. Grune [see Section I above]

Name:                		Heikki K. Helenius
Citizenship: 	        	Finland
Principal Occupation: 	Vice President and President, Reader's Digest Europe

Name:                		Barbara J. Morgan
Citizenship: 		        United States of America
Principal Occupation: 	Senior Vice President and Editor-in-Chief,
                       Books and Home Entertainment

Name:                		Martin J. Pearson
Citizenship: 	         Australia
Principal Occupation: 	Vice President and President, Reader's Digest Pacific

Name:                		Jack A. Smith
Citizenship: 		        United States of America
Principal Occupation: 	Vice President, Corporate Planning, Research
                       and Development

Name:                		Paul A. Soden
Citizenship: 		        United States of America
Principal Occupation: 	Senior Vice President and General Counsel

Name:                		Kenneth Y. Tomlinson
Citizenship:         		United States of America
Principal Occupation: 	Senior Vice President and Editor-in-Chief,
                       Reader's Digest magazine

Name:                		William H. Willis
Citizenship: 		        United States of America
Principal Occupation: 	Vice President and President, Special Markets Group


Name:                		Stephen R. Wilson
Citizenship: 		        United States of America
Principal Occupation: 	Executive Vice President and Chief Financial Officer


III.	The following table sets forth certain information concerning each of the directors of the DeWitt Wallace-Reader's Digest Fund, Inc. and of the Lila Wallace-Reader's Digest Fund, Inc.


Name:               		 William G. Bowen [see Section I above]

Name:                		M. Christine DeVita [see Section I above]

Name: 		               George V. Grune [see Section I above]

Name:                		Melvin R. Laird [see Section I above]

Name:                		Laraine S. Rothenberg
Citizenship: 	        	United States of America
Principal Occupation: 	Partner
Business Address: 	   	Fried, Frank, Harris, Shriver & Jacobson,
                       One New York Plaza, New York, NY  10004-1980

Name:                		James P. Schadt [see Section I above]

Name: 	               	Walter V. Shipley [see Section I above]

Name:                		C.J. (Pete) Silas [see Section I above]


IV.	The following table sets forth certain information concerning each of the executive officers of the DeWitt Wallace-Reader's Digest Fund, Inc. and of the Lila Wallace-Reader's Digest Fund, Inc. The principal occupation of each executive officer is with the DeWitt Wallace-Reader's Digest Fund, Inc. and the Lila Wallace-Reader's Digest Fund, Inc. The business address of each executive officer is Two Park Avenue, New York, NY 10016.


Name: 		               Jessica Chao
Citizenship: 		        United States of America
Principal Occupation: 	Vice President and Corporate Secretary

Name:                		M. Christine DeVita [see Section I above]

Name:                		George V. Grune [see Section I above]
                     		Chairman of the Board

Name:                		Rob D. Nagel
Citizenship: 		        United States of America
Principal Occupation: 	Chief Financial Officer and Treasurer


                    THE READER'S DIGEST ASSOCIATION, INC.

                                Attachment 2
                                     to
                       Schedule 13D re CML Group, Inc.

Shares beneficially owned:


Name                        Number of Shares
                           Beneficially Owned     Voting and Investment Power
Kenneth Y. Tomlinson	           1,200                Shared with Rebecca
                                                     Tomlinson (Spouse)

Transactions during the past 60 days:

During the past 60 days, RDA has sold the following shares of CML Common Stock on the New York Stock Exchange:

Date of transaction        Number of shares          Price per share ($)
May 15, 1995	                  25,000                      7.625
May 15, 1995	                  30,000                      7.75
May 15, 1995	                  20,000                      7.875
May 16, 1995	                  10,000                      7.75
May 16, 1995	                  60,000                      7.625
May 17, 1995	                  60,000                      7.625
May 17, 1995	                  10,000                      7.50
May 18, 1995	                   5,000                      7.625
May 18, 1995	                  35,000                      7.50
May 19, 1995	                  60,000                      7.625
May 19, 1995	                  10,000                      7.50
May 19, 1995	                  15,000                      7.375
May 19, 1995	                  75,000                      7.25
May 22, 1995	                   5,000                      7.625
May 22, 1995	                  37,000                      7.50
May 23, 1995	                  21,000                      7.625
May 23, 1995	                  22,000                      7.50
June 7, 1995	                 135,000                      7.625
June 8, 1995	                  40,000                      7.625
June 8, 1995	                  57,500                      7.50
June 8, 1995	                  17,500                      7.375
June 9, 1995	                  89,500                      7.375
June 9, 1995	                     500                      7.25
June 12, 1995	                  2,000                      7.50
June 12, 1995	                 10,100                      7.375
June 13, 1995	                 45,000                      7.50
June 14, 1995                 	20,000                      7.625
June 14, 1995	                 15,000                      7.50